UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

PEDEVCO CORP.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

093440105

(CUSIP Number)

Clark R. Moore
4125 Blackhawk Plaza Circle
Suite 201
Danville, California 94506
(855) 733-2685

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 11, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 093440105

1.	Name of Reporting Person Frank C. Ingriselli
2.	Check the Appropriate Box if a Member of a Group. (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,812,470 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 3,812,470 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,812,470 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 8.9%
14.	Type of Reporting Person IN

CUSIP NO. 093440105

1.	Name of Reporting Person Global Venture Investments LLC
2.	Check the Appropriate Box if a Member of a Group. (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,386,668 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 2,386,668 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,386,670 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares.☑
13.	Percent of Class Represented by Amount in Row (11) 5.6%
14.	Type of Reporting Person OO

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to Schedule 13D as filed on August 6, 2012 (the “Schedule 13D”) is being filed with the Securities and Exchange Commission (the “SEC”) with respect to the shares of common stock, par value $0.001 per share (“Common Stock”), of PEDEVCO CORP., a Texas corporation formerly named Blast Energy Services, Inc. (the “Company”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment is being filed to amend Items 4 and 5 of the Schedule 13D as set forth below:

Item 4.  Purpose of the Transaction

On July 27, 2012, the Company completed the transactions contemplated by an Agreement and Plan of Merger dated January 13, 2012 (the "Merger Agreement") among the Company, Blast Acquisition Corp., a wholly owned Nevada subsidiary of the Company ("MergerCo"), and Pacific Energy Development Corp., a privately held Nevada corporation ("PEDCO").  Pursuant to the Merger Agreement and effective July 27, 2012, MergerCo was merged with and into PEDCO (the "Merger"), with PEDCO continuing as the surviving entity and becoming a wholly owned subsidiary of the Company.

Prior to the completion of the Merger, the Reporting Persons held securities issued by PEDCO.  Pursuant to the terms of the Merger Agreement and effective upon the completion of the Merger, the Reporting Persons acquired beneficial ownership of the securities that are the subject of this Schedule 13D/A in exchange for their securities issued by PEDCO.  The Reporting Persons acquired such securities for investment purposes.

On March 11, 2013, Frank C. Ingriselli transferred ownership of 3,136,967 shares of Common Stock of PEDEVCO Corp. to Mary T. Ingriselli pursuant to an inter-spousal agreement.

Depending upon market conditions and other factors that the Reporting Persons deem material, after the date of this Schedule 13D/A the Reporting Persons may purchase additional shares of Common Stock or other securities of the Company in the open market, in private transactions or from the Company, or may dispose of all or a portion of the shares of Common Stock or other securities of the Company that they now own or hereafter may acquire.  The Reporting Persons do not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions.  The Reporting Persons reserve the right to formulate plans or make proposals, and take such actions with respect to their investment in the Company, including any or all of the items specified in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions and any other actions as they may determine.

Item 5.  Interest in Securities of the Issuer

The disclosures in Item 4 above are incorporated by reference into this Item 5.  Mr. Ingriselli, directly and through his ownership of GVEST, is the beneficial owner of 3,812,470 shares of Common Stock, constituting approximately 8.9% of the Company's outstanding shares of Common Stock. GVEST, a limited liability company owned and controlled by Mr. Ingriselli, is the direct beneficial owner of 2,386,668 shares of Common Stock, constituting approximately 5.6% of the Company's outstanding shares of Common Stock. Such percentages are based on 42,626,252 shares of Common Stock outstanding on March 6, 2013 and do not take into account the shares of Common Stock that would be issued upon the conversion of any shares of preferred stock, or upon the exercise of any options or warrants, that are held by any person other than the Reporting Persons.

The 3,812,470 shares of Common Stock beneficially owned by Frank C. Ingriselli consists of (i) 403,402 fully vested shares owned of record by Mr. Ingriselli; (ii) 500,000 shares subject to specified vesting conditions and owned of record by Mr. Ingriselli; (iii) options to purchase 522,400 shares of common stock exercisable by Mr. Ingriselli as of December 18, 2012; (iv) 2,385,668 fully vested shares owned of record by GVEST; and (v) warrants held by GVEST which are currently exercisable for 1,000 shares of Common Stock.  Mr. Ingriselli has the sole power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, the shares held by him. GVEST has sole power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of the securities held by it.

Except in connection with his acquisition of the securities described in Items 4 and 5 of this Schedule 13D/A, the Reporting Persons have not effected any transactions in the Common Stock during the sixty days prior to the date of this Schedule 13D/A.

Item 7.  Material to be Filed as Exhibits

The following documents are included as exhibits to this Schedule 13D/A:

99.1	Joint Filing Agreement among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 11, 2013	/s/ Frank C. Ingriselli
FRANK C. INGRISELLI

GLOBAL VENTURE INVESTMENTS LLC

/s/ Frank C. Ingriselli
	By:	FRANK C. INGRISELLI
	Its:	MANAGER